UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Extra Space Storage Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

30225T102

(CUSIP Number)

May 13, 2005

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed

☐ Rule 13d-1 (b)

☒ Rule 13d-1 (c)

☐ Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30225T102	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only). Kenneth M. Woolley
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 1,728,850* 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 1,728,850* 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,728,850*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12.	TYPE OF REPORTING PERSON IN

*	See Item 4

Item 1 (a)	Name of Issuer:

Extra Space Storage Inc.

Item 1 (b)	Address of Issuer’s Principal Executive Offices:

2795 East Cottonwood Parkway, Suite 400 Salt Lake City, Utah 84121

Item 2 (a)	Name of Person Filing:

Kenneth M. Woolley

Item 2 (b)	Address of Principal Business Officer or, if none, Residence:

c/o Extra Space Storage Inc. 2795 East Cottonwood Parkway, Suite 400 Salt Lake City, Utah 84121

Item 2 (c)	Citizenship:

United States

Item 2 (d)	Title of Class of Security:

Common Stock

Item 2 (e)	CUSIP Number:

30225T102

Item 3	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person is a:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b) ☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) ☐ Insurance company registered under Section 8 of the Investment Company Act.

(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g) ☐ An parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G).

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4	Ownership.

The information contained in Items 5 through 11 on the cover page hereto (page 2 hereof) is incorporated herein by reference:

•      Includes 296,191 shares of common stock of the Issuer held by Woolley Storage LLC, for which Mr. Woolley is a non-member manager. Mr. Woolley has no pecuniary interest in such shares and disclaims beneficial ownership.

•      Excludes 161,097 limited partnership units in Extra Space Storage LP, a Delaware limited partnership, of which the Issuer is the general partner through a wholly owned Massachusetts business trust subsidiary. Limited partnership units are redeemable 12 months from the initial public offering of the Issuer for a cash amount equal to the value of limited partnership units. In the Issuer’s sole and absolute discretion, the Issuer may elect to acquire some or all of the tendered limited partnership units from the tendering party in exchange for shares of the Issuer’s common stock, based on an exchange ratio of one share of common stock for one limited partnership unit.

•      Excludes 150,000 options to acquire shares of common stock of the Issuer. The options are exercisable ratably over four years beginning on the first anniversary of the closing of the initial public offering of the Issuer (August 17, 2005) and expire ten years from the date of grant which was the date of the closing of the initial public offering of the Issuer (August 17, 2004).

•      Excludes 797,782 contingent conversion shares, $.01 par value per share, of the Issuer. Contingent conversion shares are automatically convertible into shares of the Issuer’s common stock on a one-for-one basis (but not before March 31, 2006) upon the achievement of certain performance related thresholds relating to 14 properties owned by the Issuer.

•      Excludes 78,903 contingent conversion units of Extra Space Storage LP. Contingent conversion units are automatically convertible into limited partnership units of Extra Space Storage LP on a one-for-one basis (but not before March 31, 2006) upon the achievement of certain performance related thresholds relating to 14 properties owned by the Issuer.

Mr. Woolley acquired the above in a series of transactions occurring in 2004.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Member of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 31, 2005

By:	/s/ Kenneth M. Woolley
Name:	Kenneth M. Woolley
Title:	Authorized Signatory